082-34631

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

SEC#~~82-5258~~

07028485

15 November 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

SUPPL

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 15 November 2007.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

PROCESSED
DEC 07 2007
THOMSON
FINANCIAL

Yours sincerely

Erica Headlam
Assistant Accountant

AGENIX

Company Announcement

15 November 2007

Sinopharm Substantially Increases Purchase of Agenix Anti-HBV Drug – First Delivery by Early December 2007

Probable that combined sales achieved by Sinopharm and own sales force will reach RMB100 million (A$15.2 million) in 2008 calendar year

At an official signing ceremony yesterday, at the Shanghai headquarters of Sinopharm Medicine Holding Co., Ltd, ("Sinopharm"), Agenix CEO and Managing Director, Mr Neil Leggett, signed a Master Distribution Agreement obtaining substantially higher purchases of YouHeDing, Agenix's patented anti-hepatitis B virus ("anti-HBV") drug, (an Adefovir Dipivoxil tablet).

After a detailed evaluation of YouHeDing and its market potential by Sinopharm, and negotiations with Agenix Biopharmaceutical (Shanghai) CEO, Mr Jonathan Zhang, Sinopharm Shanghai President, Madame Feng Rong, committed to purchases of YouHeDing of not less than RMB50 million (A$7.6 million) in the 12 months to 30 November 2008. This is a substantial increase over the RMB28 million (A$4.2 million) previously committed to in a letter of intent.

The first delivery of YouHeDing to Sinopharm will be no later than early December 2007 and regular monthly deliveries are expected after that.

Manufacturing at Agenix's Pudong facility is proceeding well and over 100,000 bottles of YouHeDing are now available for distribution.

Agenix Biopharmaceutical (Shanghai) CEO, Mr Jonathan Zhang, stated: "The enhanced distribution arrangement with Sinopharm confirms the acceptance of our patented YouHeDing drug as a substantial player in the anti-HBV drug market in China, where HBV is a major health concern to 10% of the population."

"Based on feedback from our growing direct sales force in China, which is another major channel we will use to sell our drug here, we expect to deliver strong sales over the next 12 months reaching RMB100 million at high margin", Mr Zhang said.

At the signing ceremony, Madame Feng and Mr Leggett expressed their desire that this be the start of a long term relationship between Sinopharm, China's largest

clots in the body, and could revolutionise the global clot diagnostic imaging market. Agen reported successful results of a Phase II deep vein thrombosis trial in February 2007. A Phase II pulmonary embolism clinical trial of 50 evaluable patients commenced in the United States and Canada in September 2007. Patient recruitment is scheduled for completion in the second quarter of the 2008 calendar year. ThromboView® has now been administered to over 160 patients with no serious adverse events attributable to it. Agen estimates that successful commercialization of ThromboView® are likely to result in peak end user sales of in excess of US550 million per annum. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

www.agenix.com

END